UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:      James J. Hoecker, Chairman; Vicky A.
                           Bailey, and William L. Massey

Atlantic City Electric Company      )       Docket No. EC97-7-001
Delmarva Power & Light Company      )

                             ORDER DENYING REHEARING

                            (Issued November 5, 1997)

     Delaware Municipal Electric Corporation, Inc. (Delaware Municipal) has requested rehearing of the Commission's July 30, 1997 order approving the merger of Atlantic City Electric Company (Atlantic City Electric) and Delmarva Power & Light Company (Delmarva) (jointly, Applicants).1 As discussed below, we deny the request for rehearing.

BACKGROUND

     On November 27, 1996, Atlantic City Electric and Delmarva filed a joint application pursuant to section 203 of the Federal Power Act (FPA), 16 U.S.C. ss. 824b (1994), seeking authorization to consolidate their jurisdictional facilities through a merger. Following issuance of the Commission's Merger Policy Statement,2 Applicants were requested to and did revise their competition analysis using the competitive screen analysis described in Appendix A of the Merger Policy Statement.

     In accordance with the Merger Policy Statement, the Commission focussed its review of the merger on the merger's effect on competition, rates, and regulation. The Commission concluded that the merger raised no transmission or vertical market power concerns, and we declined to consider issues related to retail competition because no state commission asked us to do so. With respect to horizontal market power, we found that the competitive screen analysis submitted by Applicants adequately supported the conclusion that the merger would not significantly concluded that Applicants' ratepayer protection provision was adequate to protect wholesale and transmission customers from merger-related cost increases, and that the merger would not have an adverse impact on regulation. Accordingly, having satisfied the Merger Policy Statement's guidelines for merger approval, the proposed consolidation of facilities was approved.

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1    Atlantic City Electric Company and Delmarva Power & Light Company,  80 FERC
     P. 61,126 (1997).

2    Inquiry  Concerning the Commission's  Merger Policy under the Federal Power
     Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. P. 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33341, 79 FERC P. 61,321 (1997) (Merger Policy Statement).


DELAWARE MUNICIPAL'S REHEARING REQUEST

     In its request for rehearing, Delaware Municipal alleges error with respect to our decision not to address retail competition issues, and also alleges that we did not consider all of the issues raised in its protest and did not apply all of the requirements of our Merger Policy Statement.

     1.    Retail Competition

     In the merger order, we declined to consider the proposed merger's effect on competition with respect to retail customers, noting that no state commission had requested that we examine the merger's effect on retail competition, and that we had no reason to believe that the state commissions would not consider this issue to the extent they believed it necessary.3 This result was consistent with the approach we adopted in the Merger Policy Statement.4

     Delaware Municipal asserts on rehearing that the Commission is required to examine retail competition issues as a result of the Supreme Court's decision in Federal Power Commission v. Conway, 426 U.S. 271, 48 L. Ed. 2d 626, 96 S. Ct. 1999 (1976) (Conway).5 We disagree that our determination not to examine retail competition in circumstances where, as here, the state has authority to address the issue, is inconsistent with Conway. Moreover, Delaware Municipal does not even allege a harm to retail competition that is caused by the merger. Delaware Municipal's allegation of anticompetitive harm is that the merger may make Delmarva "more competitive, as its costs may decrease," while Delaware Municipal's members' power costs will increase under existing wholesale contracts with Delmarva.6 Accordingly, it is clear that Delaware Municipal is concerned with how rate levels may affect retail competition, not with how the merger will affect retail competition. The harm alleged by Delaware Municipal does not result from the combination of Delmarva with Atlantic City Electric, but from the fact that it has wholesale power contracts with Delmarva at rates that it now believes are too high. Any remedy for this lies not in this merger proceeding, but in a complaint proceeding seeking to amend the wholesale power supply arrangements under FPA section 206.7

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3    80 FERC at 61,404.

4 Merger Policy Statement, FERC Stats. & Regs. at 30,128; Baltimore Gas & Electric Company and Potomac Electric Power Company, 79 FERC P. 61,027 at 61,115 (1997) (Constellation).

5 In Conway, the Supreme Court held that the Commission must take into account, under FPA sections 205 and 206, whether the difference between the utility's wholesale and retail rates creates a discriminatory and anticompetitive effect on wholesale customers who may want to compete for retail sales with the utility. If such an anticompetitive "price squeeze" exists, the Court said, the Commission could remedy it by lowering the wholesale rates to the lower range of the zone of reasonableness.

6    Delmarva Municipal Request for Rehearing at 4.

7 See Enron Corporation, et al., 78 FERC P. 61,179 at 61,739 (1997) (Commission rejected wholesale customer's argument that the merger should be conditioned on an open season requirement because its power supply agreement allegedly impeded its ability to compete in the retail market).



     Delaware Municipal cites to our Constellation order8 for the proposition that we acknowledged our authority to consider issues related to retail competition. We do not dispute that we have this authority in appropriate circumstances. However, while we recognized in Constellation that the record there raised retail competition concerns that merited consideration, the concerns identified there were not at all similar to the concerns asserted by Delaware Municipal in this case. What we were concerned about in Constellation was record evidence that showed that the merged company would control 100 percent of the market for firm energy and 80-88 percent of the market for non-firm energy if retail access became available. Nevertheless, we concluded in Constellation that this issue was appropriately addressed by the relevant state commissions because they appeared capable of doing so in pending proceedings.9

     Here, as explained above, Delaware Municipal has not even alleged a merger-related effect on retail competition, but only a rate-related effect which, if it in fact exists, is appropriately pursued in a different proceeding. In addition, we note that the Delmarva/Atlantic City Electric merger has now been reviewed and approved by three state commissions (Maryland, Virginia, and Delaware) and is pending review by two others (New Jersey and Pennsylvania). As we said in the Merger Policy Statement, when we are asked to address a merger's effect on retail markets by a state commission without authority to conduct such an inquiry, we will do so. We also are aware that as retail markets evolve into regional power markets, it may become more difficult for individual states adequately to examine a merger's impact on such markets. There is no indication, however, that these issues are raised by the facts of this case. No state commission has asserted that it lacks authority to address retail competition issues in its state or asked us to address these issues. Accordingly, we see no reason why any legitimate retail competition issues cannot be addressed by the state commissions.

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8    See note 4 supra.

9    Constellation, 79 FERC at 61,115.



         2.    Issues Raised in Delaware Municipal's Protest

     Delaware Municipal argues that we did not consider all of the issues and arguments raised in its protest, and lists five such issues. We disagree. We considered all issues raised by all parties to this proceeding, and just because we did not explicitly state that we were responding to a particular argument made by Delaware Municipal does not mean that we did not take it into account in arriving at our disposition of an issue.10 Delaware Municipal does not identify any specific errors in our analysis, but merely cross-references citations to its protest that it claims we did not consider.

     Delaware Municipal first asserts that we did not address its arguments pertaining to constraints on the Pennsylvania-New Jersey-Maryland (PJM) transmission system. In fact, we specifically recognized that the issue of constraints and transfer capability was a significant issue in this case and gave it full consideration.11 Delaware Municipal's reference to statements made about PJM transmission capacity in a different proceeding concerning different transmission paths does not undermine the specific evidence presented and relied on in this case with respect to transmission capability affecting the markets examined in the context of the present merger.

     Delaware Municipal next asserts that we did not consider the alleged failure of Applicants to analyze all generating capacity data. Delaware Municipal cites to its protest where it argues that if the eastern PJM area capacity were analyzed assuming no transfer capability over the eastern interface, the effect of the merger on market concentration would be greater. No evidence suggests that zero transfer capability is a realistic situation, and there is no need to address a scenario that does not in fact exist. We thoroughly considered what transfer capabilities were reasonable to assume for purposes of determining the generating capacity data relevant to the merger's effect on market concentration.12

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10   See Public Service Company of New Mexico,  832 F.2d 1201,  1206-7 n.5 (10th
     Cir. 1987); Nepco Mun. Rate Comm'n v. FERC, 668 F.2d 1327, 1334, 1347 (D.C.
     Cir. 1981), cert. denied, 457 U.S. 1117 (1982).

11   80 FERC at 61,408-09.

12   Id. at 61,409-11.




     Delaware Municipal's third item that it alleges we did not discuss relates to the assertions in its protest as to market concentrations for the Delaware transmission dependant utilities (TDUs). Again, the issue of market concentrations is one we carefully considered and found that the evidence presented supported the conclusion that the merger would not significantly increase concentration in any relevant market.13 Delaware Municipal made some unidentified assumptions in its protest that caused it to arrive at concentration levels that are different from the ones we have found to be supported by the evidence.14 Delaware Municipal has not pointed to any specific errors in Applicants' analysis or our review thereof that would warrant us to reconsider our conclusion that the merger would not significantly increase concentration.

     Delaware Municipal next asserts that we did not discuss Applicants' alleged failure to properly analyze eastern interface transfer capacity. As noted above, we gave full consideration to the issue of eastern interface transfer capability. We concluded that while we had some concerns with Applicants' use of regression analysis to estimate transfer capability, we found the results reasonable primarily because they were corroborated by operator estimates and actual metered data.15 The pages in its protest that Delaware Municipal cites deal primarily with the fact that Applicants did not use the same numbers for transfer capability in its supplemental filing as it did in its original filing. We based our decision on the more recent supplemental filing which we found provided a reasonable analysis of eastern interface transfer capability. Applicants adequately explained that the transfer capability used in their original filing was different because it did not include facilities below 500 kV, and assumed a static transfer capability.16

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13   Id.

14 For example, Delaware Municipal's analysis excluded without explanation virtually all capacity in western PJM, which necessarily results in increased concentration levels.

15   80 FERC at 61,409.

16   Application, Exh. ___ (JCD-3), at 11.



     The fifth item that Delaware Municipal claims that we did not consider is Applicants' alleged failure to identify certain additional transmission costs for potential suppliers to the market. This, too, is incorrect. We considered and accepted Applicants' decision to exclude from their analysis potential suppliers other than PJM sources and New York Power Pool (NYPP) sources because they were not directly connected to the eastern PJM market, and excluding them would only serve to overstate concentration levels (i.e. make the case worse for Applicants).17 We also specifically considered, and criticized, Applicants' assumptions about transmission costs for NYPP sources, but we found that even if worst-case transmission costs were assumed for NYPP sources, it would not change the market concentrations so as to raise concerns.18 We also fully explained why it was appropriate, in the specific facts of this case, not to factor congestion costs into the assumed transmission costs for PJM suppliers.19 Delaware Municipal has not identified any errors with respect to our analysis of these issues.

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17   80 FERC at 61,406 n.35.

18   Id. at 61,407 and n.40.

19   Id. at 61,407-08.



     3.   Conformance to Appendix A Analysis

     Delaware Municipal argues that we failed to require Applicants to comply with the Merger Policy Statement's Appendix A analysis. This is not correct. We found that Applicants' screen analysis adequately supported the conclusion that the merger would not significantly increase concentration in any relevant market.20 As we stated in the Merger Policy Statement, the Appendix A screen is intended to be somewhat flexible and to allow differing methods and factors where properly supported.21

     Delaware Municipal incorrectly argues that the Merger Policy Statement requires Applicants to examine "four or more relevant products." In fact, the Merger Policy Statement stated that the Commission had in the past analyzed three relevant products (long-term capacity, short-term capacity, and non-firm energy) and that these remained reasonable products to recognize, although other product definitions may be acceptable.22 Applicants provided an analysis adequate to support the conclusion that the merger would not affect competition in the long-term or short-term capacity markets.23 Applicants showed that there were no barriers to entry and that they were unable to erect or maintain any barriers to entry, which is sufficient to satisfy concerns with respect to long-term capacity. Applicants further showed that they had no uncommitted capacity through 2001, which is sufficient to satisfy concerns with respect to short-term capacity. It was appropriate, therefore, under the facts of this case, for Applicants to focus primarily on the market concentration analysis for non-firm energy.

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20   Id. at 61,411.

21   Merger Policy Statement, FERC Stats. & Regs. at 30,119.

22   Id. at 30,130.

23   80 FERC at 61,405.



     Delaware Municipal is also incorrect in asserting that Appendix A requires the use of four different capacity measures for each product. In fact, Appendix A states that it is appropriate and desirable to use "several" capacity measures for a product.24 For the non-firm energy product, Applicants analyzed three capacity measures, which is sufficient to satisfy the Merger Policy Statement requirement in these circumstances.25

     Finally, Delaware Municipal argues that Applicants did not meet the requirements of Appendix A because they did not perform a delivered price analysis for each individual customer. We explicitly addressed this issue in our order and found that Applicants' approach to the delivered price analysis was reasonable given the transmission pricing in effect for PJM.26 The Merger Policy Statement is flexible enough to permit this approach where appropriate, and Delaware Municipal has provided no reason why acceptance of that approach here was error.

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24   Merger Policy Statement, FERC Stats. & Regs. at 30,131-32.

25   80 FERC at 61,409-11.

26   Id. at 61,407.



The Commission orders:

     Delaware Municipal's request for rehearing is denied.

By the Commission.

( S E A L )

                                                  Lois D. Cashell,
                                                  Secretary